# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DigiAsia Corp., CIK 0001844981
CUSIP: G27617102
Title of class of securities: Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: One Raffles Place #28-02, Singapore, Singapore (U0), 048616
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001699673

## Reporting persons
- Arena Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,238,921; shared voting power 0; sole dispositive power 7,238,921; shared dispositive power 0; aggregate amount beneficially owned 7,238,921 (9.99% of the class)
- Arena Investors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,238,921; shared voting power 0; sole dispositive power 7,238,921; shared dispositive power 0; aggregate amount beneficially owned 7,238,921 (9.99% of the class)
  Comment: limited liability company
- Arena SPV Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,238,921; shared voting power 0; sole dispositive power 7,238,921; shared dispositive power 0; aggregate amount beneficially owned 7,238,921 (9.99% of the class)
  Comment: limited liability company
- Helena Special Opportunities, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,238,921; shared voting power 0; sole dispositive power 7,238,921; shared dispositive power 0; aggregate amount beneficially owned 7,238,921 (9.99% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: DigiAsia Corp.
Address of issuer's principal executive offices: One Raffles Place #28-02, Singapore, 048616

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) Arena Investors, LP (the "Adviser"); (2) Arena Investors GP, LLC (the "Adviser GP"); (3) Arena SPV Manager, LLC (the "Manager"); and (4) Helena Special Opportunities, LLC ("Helena"). Helena is a private investment vehicle. Helena directly beneficially owns the Ordinary Shares reported in this statement. The Manager is the manager of Helena. The Adviser is the sole member of the Manager. The Adviser GP is the general partner of the Adviser. The Adviser, the Adviser GP and the Manager may be deemed to beneficially own the Ordinary Shares directly beneficially owned by Helena. Each Reporting Person disclaims beneficial ownership with respect to any Ordinary Shares other than the Ordinary Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 2500 Westchester Avenue, Suite 401, Purchase, New York 10577.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on June 30, 2025, the Date of Event which requires the filing of this Schedule 13G. The shares reported include 50,000 Ordinary Shares and otherwise represent Ordinary Shares underlying derivative securities that are exercisable/convertible within 60 days of the Date of Event.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (1) 60,691,837 Ordinary Shares outstanding as of February 13, 2025, as reported by the Issuer in Exhibit 10.1 to its Form 6-K filed with the SEC on March 30, 2025; plus (y) 4,609,362 Ordinary Shares issued by the Issuer on or prior to April 15, 2025 as reported by the Issuer in its Form 6-K filed with the SEC on May 9, 2025; plus (z) the Ordinary Shares underlying the derivative securities referred to in Item 1(a).
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Arena Investors, LP: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena Investors GP, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Arena SPV Manager, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)
- Helena Special Opportunities, LLC: /s/ Tsering Lama, Tsering Lama / Authorized Signatory (08/14/2025)